Absolute Software Reports First Quarter Fiscal 2022 Financial Results
Company posts strong ARR growth in Enterprise and Government, raises Revenue and Adjusted EBITDA guidance
VANCOUVER, British Columbia and SAN JOSE, Calif. – November 9, 2021 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced its financial results for its first quarter fiscal 2022 ended September 30, 2021. All dollar figures are stated in U.S. dollars, unless otherwise indicated.
“Since the acquisition of NetMotion, we have been able to make significant progress on our product integration milestones, while also delivering continued innovation to our customers and recording some of our strongest growth numbers in several quarters,” said Christy Wyatt, Absolute Software’s President and CEO. “In the work-from-anywhere world we now live in, we’re seeing strong demand for our products and services. There is meaningful opportunity ahead for us as we bring our unique offerings to the high-growth SASE and Zero Trust markets, as organizations navigate the challenges of enabling and securing their entire workforce. We are well-positioned to deliver the resiliency, connectivity, and intelligence they need to succeed in this new environment.”
The company also announced today the launch of Absolute Application-Persistence-as-Service (APaaS), empowering Independent Software Vendors (ISVs) and system manufacturers to leverage Absolute’s firmware-embedded, self-healing device connection to strengthen the health and resiliency of their mission-critical applications. Read the press release here.
First Quarter (“Q1”) Fiscal 2022 (“F2022”) Financial Highlights
•Revenue in Q1 F2022 was $43.7 million, representing an increase of 53% compared to Q1 of fiscal year 2021 (“Q1 F2021”). 76% of the total increase from Q1 F2021 was attributed to NetMotion and 24% was attributed to Absolute’s existing business.
•Adjusted Revenue(1) in Q1 F2022 was $49.0 million, representing an increase of 72% compared to Q1 F2021 reported revenue, and an increase of 15% compared to Q1 F2021 revenue on an as-if combined basis without factoring in acquisition related adjustments(2).
•Net loss in Q1 F2022 was $7.6 million, compared to net income of $2.6 million in Q1 F2021.
•Total ARR(4) at September 30, 2021 was $187.4 million, representing an increase of 68% over the prior year reported ARR, and increase of 17% compared to an as-if combined basis for Q1 F2021(3).
•The Enterprise & Government portions of Total ARR increased by 92% over the prior year, and 17% compared to an as-if combined basis for Q1 F2021(3). The Enterprise & Government portion represented 77% of Total ARR at September 30, 2021.
•The Education sector portion of Total ARR increased by 19% year over year, and 18% compared to an as-if combined basis for Q1 F2021(3). The Education sector portion represented 23% of Total ARR at September 30, 2021.
•New Logo ARR(4)(5) was $4.7 million in Q1 F2022, compared to $1.8 million in Q1 F2021. New Logo ARR increased by 98% compared to an as-if combined basis for Q1 F2021.
•Net Dollar Retention(4)(6) was 109% in Q1 F2022, compared to 105% in Q1 F2021.
•Adjusted EBITDA(1) in Q1 F2022 was $12.8 million or 26% of Adjusted Revenue(1), compared to $8.1 million or 29% of Adjusted Revenue in Q1 F2021.
•Cash used in operating activities was $0.6 million in Q1 F2022 compared to cash from operating activities of $14.7 million in Q1 F2021. Decrease in cash is primarily due to $8.7 million of acquisition and integration costs, and approximately $5 million relating to shorter average contract terms compared to the prior year.

•A quarterly dividend of CAD$0.08 per outstanding common share was paid during Q1 F2022.
Notes:
(1)Adjusted Revenue, Adjusted EBITDA, and Adjusted EBITDA as percentage of Adjusted Revenue are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the Q1 F22 MD&A for further discussion of these measures.
(2)Q1 F21 revenue on an as-if combined basis includes the combined revenue of Absolute and NetMotion for Q1 F21. Revenue attributable to Absolute is reported under IFRS and revenue attributable to NetMotion is reported under US GAAP. The amount does not include US GAAP to IFRS adjustments, which are deemed immaterial.
(3)Q1 F2021 ARR on an as-if combined basis combines the historical ARR of Absolute Software and NetMotion at September 30, 2020, as if the acquisition of NetMotion occurred on July 1, 2020.
(4)Total ARR, New Logo ARR and Net Dollar Retention are key metrics. Refer to the “Use of non-IFRS measures and key metrics” section of the Q1 F22 MD&A for further discussion of these measures.
(5)Beginning in Q2 F2021, we changed the nomenclature of Total ARR from sales to new customers during a period from “ARR from New Customers” to “New Logo ARR”. There has been no change in the methods by which these measures are calculated.
(6)Beginning in Q2 F2021, we have changed the nomenclature of the percentage increase or decrease in Total ARR from existing customers for a given period from “Net ARR Retention” to “Net Dollar Retention” and changed the measurement period from quarterly to annual, as we believe the annual metric is more aligned with business performance measures and industry norms.

Selected Quarterly Information
USD millions, except percentages, number of shares, and per share amounts

	Q1 F2022	Q1 F2021	Change
Revenue
Cloud and subscription services	$41.4	$26.4	57%
Managed professional services	1.0	1.2	(17%)
Recurring revenue(1)	$42.4	$27.6	54%
Other(1)	1.3	0.9	44%
Total revenue	$43.7	$28.5	53%

Adjusted Revenue(2)	$49.0	$28.5	72%

Total annual recurring revenue (“ARR”)(3)	$187.4	$111.7	68%

Net income (loss)	$(7.6)	$2.6	(392%)
Per share – basic	(0.15)	0.06
Per share – diluted	(0.15)	0.06
As a percentage of revenue	(17%)	9%

Adjusted EBITDA(2)	$12.8	$8.1	58%
As a percentage of Adjusted Revenue	26%	29%

Cash from operating activities	$(0.6)	$14.7	(104%)

Dividends paid	$3.2	$2.6	23%
Per share (CAD)	0.08	0.08

As at	September 30, 2021	June 30, 2021	Change
Cash, cash equivalents, and short-term investments	$55.9	$140.5	(60%)
Total assets	528.7	232.6	127%
Deferred revenue(4)	179.1	160.2	12%
Total non-current financial liabilities(5)	275.1	9.0	2957%
Common shares outstanding (millions)	49.8	49.6

Notes:
(1)Recurring revenue represents revenue derived from cloud services, term-based subscription licenses, maintenance services and recurring managed professional services. Other revenue represents revenue derived from perpetual software licenses, non-recurring professional services and ancillary product lines, including consumer products.
(2)Adjusted Revenue, Adjusted EBITDA, and Adjusted EBITDA as a percentage of Adjusted Revenue are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the Q1 F22 MD&A for further discussion of these measures.
(3)Total ARR is a key metric. Refer to the “Use of non-IFRS measures and key metrics” section of the Q1 F22 MD&A for further discussion of this measure.
(4)Deferred revenue includes current and non-current amounts.
(5)Total non-current financial liabilities include non-current portion of lease liabilities and long-term debt.

Q1 F2022 Business Highlights
Business and organizational developments:
•In July, we completed the acquisition of 100% of NetMotion Software, a leading provider of connectivity and security solutions.
•In August, Andre Mintz, a seasoned technology and cyber risk management executive, joined Absolute's Board of Directors.
•In September, we announced strategic leadership changes to help drive Absolute’s next phase of innovation and growth following our acquisition of NetMotion – including the appointment of John Herrema as Executive Vice President of Product and Strategy, and the promotion of Joel Windels to Chief Marketing Officer.
Product and service highlights:
•In Q1 F2022, we extended the power of Absolute’s Application Persistence™ capabilities to more mission-critical applications, including BeyondTrust™, VMware® Horizon Client, McAfee® Drive Encryption, and SmartDeploy® as well as updated versions of McAfee® ePolicy Orchestrator and F5® BIG-IP® Edge Client®. This fiscal year, to date, we have added more than a dozen new applications and updates to our Application Persistence catalog, including Microsoft® Endpoint Manager (Intune) and Defender for Endpoint, Zscaler, and Palo Alto® Cortex™ XDR.
•In August, we announced key findings from our third annual Absolute Endpoint Risk Report: Education Edition, which revealed the significant management and security challenges faced by K-12 education IT teams with the rise in digital learning and the widespread adoption of 1:1 device programs.
•In August, we introduced the Absolute DataExplorer™ tool, enabling organizations to capture critical data points from their endpoint environment and align Absolute’s expansive, on-demand endpoint telemetry with their evolving business requirements.
•In September, we delivered enhanced geolocation capabilities, enabling organizations to strengthen device and data protections in today’s work and learn-from-anywhere environments, and balance the need for increased security with end user privacy.
•In September, Absolute’s NetMotion® solution was named a Leader in the Fall 2021 Grid® Report for Zero Trust Networking published by G2, the world’s leading business solutions review website.

Partner and other highlights:
•In Q1 F2022, we added 18 new reseller partners to our global partner program - reaching 1700 total active partners.
•In July, AT&T named NetMotion by Absolute as a key solution helping to power FirstNet®, the only nationwide network built with and for America’s first responders - enabling a seamless user experience by providing resilient connectivity both inside and outside coverage areas.

•In September, Lenovo named Absolute as a strategic security partner in the launch of their global ‘Everything-as-a-Service’ strategy.
•In September, Cloud Distribution, a Nuvias Group Company, was appointed as UK distributor for NetMotion by Absolute as part of a strategic shift to a two-tier channel model – enabling us to increase end user reach and recruit new cybersecurity partners.

F2022 Financial Outlook
The Company’s updated financial outlook for its 2022 fiscal year (July 1, 2021 – June 30, 2022) is as follows(1):
•Increased full-year F2022 adjusted revenue(2) to be in the range of $204.5 million to $207.5 million; this equates to a full-year F2022 adjusted revenue growth of approximately 12% to 13.5% (3).
•Increased full-year F2022 Adjusted EBITDA(2) margin, calculated on adjusted revenue, to be in the range of 19% to 21%.
Notes:
1.The Company does not provide a reconciliation of forward-looking non-IFRS financial measures to the most directly comparable IFRS financial measure because it is unable to predict certain items contained in the IFRS measures without unreasonable efforts.
2.Adjusted revenue and adjusted EBITDA are non-IFRS measures. Please refer to “Use of non-IFRS measures and key metrics” section in this earnings release or our most recent MD&A for further discussion of these measures.
3. Adjusted revenue growth rate guidance for F2022 is based on an as-if combined basis without factoring in acquisition related adjustments and includes the combined revenue of Absolute and NetMotion for F2021. Revenue attributable to Absolute is reported under IFRS and revenue attributable to NetMotion is reported under US GAAP. The amount does not include US GAAP to IFRS adjustments, which are deemed immaterial.

The foregoing outlook and expectations constitute forward-looking statements and financial outlook and are qualified in their entirety by the “Forward-Looking Statements” cautionary statement below. The purpose of this financial outlook is to provide readers with disclosure regarding management’s current reasonable expectations and plans for F2022. Readers are cautioned that this financial outlook may not be appropriate for other purposes.
Quarterly Dividend
On October 20, 2021, we declared a quarterly dividend of CAD$0.08 per share on our common shares, payable in cash on November 29, 2021 to shareholders of record at the close of business on November 17, 2021.
Quarterly Filings and Related Quarterly Financial Information
Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended September 30, 2021 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additionally, the Company has published on the Investor Relations section of its website (www.absolute.com/company/investors/) a Q1 F2022 Earnings Presentation and a dashboard of Selected Operating and Financial Metrics.
Conference Call
Absolute Software will host a conference call on Tuesday, November 9, 2021 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results and business outlook. The call will be accessible by dialing 1-844-763-8274 or 1-412-717-9224; participants should ask to join the Absolute Software call. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.

The conference call will be archived for replay until Tuesday, November 16, 2021. To access the archived conference call, please dial 855-669-9658 or 1-877-344-7529 and enter the reservation code 10160913. To access the replay using an international dial-in number, please use this link. An archived replay of the webcast will be available for one year.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, ensuring maximum security and uncompromised productivity. Only Absolute is embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in the Fall of 2021.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, ABSOLUTE SOFTWARE, NETMOTION, and ENDPOINT RESILIENCE are trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Investor Relations
Joo-Hun Kim, MKR Group
IR@absolute.com
212-868-6760
Media Relations
Becki Levine, Absolute Software
press@absolute.com
858-524-9443

Use of non-IFRS measures and key metrics
Throughout this press release we refer to a number of measures and metrics which we believe are meaningful in the assessment of the Company’s performance. Many of these measures and metrics do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS.
The purpose of these non-IFRS measures and key metrics is to provide supplemental information that may prove useful to readers who wish to consider the impact of certain non-cash or non-recurring items on the Company’s operating performance, and assist in comparison of our operating results over historical periods. Supplementing IFRS disclosures with non-IFRS measures outlined below provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management uses both IFRS and non-IFRS measures when planning, monitoring and evaluating the Company’s performance.
These measures and metrics are as follows.
Key Metrics
a)Total ARR, Net Dollar Retention, and New Logo ARR
As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the annualized recurring value of all active contracts, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. ARR includes multi-year and short-term subscriptions for cloud-based services, as well as, managed professional services and professional services with terms greater than one year. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues. We provide these metrics as they are used to manage the business, however we believe there is no similar measure under IFRS to which these measures can be reconciled.
Total ARR is a key metric and measures the aggregate annualized recurring revenues of all active contracts at the end of a reporting period. This measure has historically been a good indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers.
Net Dollar Retention (previously “Net ARR Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. We believe this metric provides useful insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.

New Logo ARR (previously “ARR from New Customers”) is a key metric and measures the addition to Total ARR from sales to new customers during a period. We believe this metric provides useful insight into the effectiveness of our efforts to secure revenue from new customers.
Non-IFRS Measures
a)Adjusted Revenue
Adjusted Revenue is a non-IFRS measure that we defined as revenue, excluding fair value adjustments relating to acquired deferred revenue. In connection with the acquisition of NetMotion, NetMotion’s deferred revenue was written down to its fair value at the acquisition date. As a result, related revenue in the post acquisition period does not reflect the full amount of revenue that would otherwise be recognized. We believe excluding fair value adjustments relating to deferred revenue provides a useful measure of the Company’s performance as it allows for comparability across future periods, where revenue recognized would reflect the transaction price, without acquisition-related fair value adjustments.
b)Adjusted Gross Margin and Gross Margin %
Adjusted Gross Margin is a non-IFRS measure that we defined as gross margin, adjusted for depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, and non-recurring items. Adjusted Gross Margin % is defined as Adjusted Gross Margin, as a percentage of Adjusted Revenue.
c)Adjusted Operating Expenses
Adjusted Operating Expenses is a non-IFRS measure that we defined as sales and marketing expense, research and development expense, and general and administrative expense, excluding depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, and non-recurring items.
d)Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)
Adjusted EBITDA is a non-IFRS measure that we defined as net income before interest income or expense, income taxes, depreciation and amortization, foreign exchange gains or losses, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, and non-recurring items.
We believe Adjusted EBITDA provides a useful measure of the Company’s performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other IFRS financial measures. Some of the limitations of Adjusted EBITDA are that it excludes recurring expenses for interest payments, does not reflect the dilution that results from share-based compensation, and does not reflect the cost to replace amortized property and equipment and right-of-use assets. It may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.
Reconciliation of non-IFRS measures from IFRS measures are presented below.
Adjusted Revenue

(USD millions)	Q1 F2022	Q1 F2021
Revenue	$43.7	$28.5
Adjustments:
Fair value adjustments relating to acquired deferred revenue	5.3	—
Adjusted Revenue	$49.0	$28.5

Adjusted Gross Margin

(USD millions)	Q1 F2022	Q1 F2021
Gross margin	$35.2	$25.1
Adjustments:
Depreciation and amortization(1)	2.8	0.1
Share-based compensation	0.6	0.3
Fair value adjustments relating to acquired deferred revenue	5.3	—
Adjusted Gross Margin	$43.9	$25.5
Adjusted Gross Margin %	90%	90%

Adjusted Operating Expenses

(USD millions)	Q1 F2022	Q1 F2021
Total Operating Expense	$40.1	$20.9
Adjustments:
Depreciation and amortization(1)	(3.6)	(1.3)
Share-based compensation	(2.7)	(2.3)
Fair value adjustments relating to acquired deferred commission	0.7	—
Non-recurring items(2)	(3.4)	—
Adjusted Operating Expense	$31.1	$17.3
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Non-recurring items in Q1 F2022 includes professional fees and other costs relating to the acquisition of NetMotion, and integration related costs.

Adjusted EBITDA

(USD millions)	Q1 F2022	Q1 F2021
Net income	$(7.6)	$2.6
Adjustments:
Depreciation and amortization(1)	6.4	1.4
Share-based compensation	3.3	2.6
Interest expense	5.1	0.1
Foreign exchange (gain) loss	—	0.1
Income tax (recovery) expense	(2.4)	1.3
Fair value adjustments relating to acquired deferred revenue	5.3	—
Fair value adjustments relating to acquired deferred commission	(0.7)	—
Non-recurring items(2)	3.4	—
Adjusted EBITDA	$12.8	$8.1
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Non-recurring items in Q1 F2022 includes professional fees and other costs relating to the acquisition of NetMotion, and integration related costs.

Forward-Looking Statements
This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation: the information under the heading “F2022 Financial Outlook”, statements regarding the NetMotion acquisition and integration, statements regarding Absolute’s market opportunity and ability to accelerate growth, and any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic and the NetMotion acquisition; projected revenues, expenses, margins, and profitability; anticipated strategic, operational, and financial benefits and synergies of the NetMotion acquisition and integration; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; the maintenance and development of Absolute’s PC OEM and other partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; increases to brand awareness and market penetration; foreign operations and growth; and other aspects of Absolute’s operations or operating results. Forward-looking statements, including the F2022 Financial Outlook, are provided as of the date hereof for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to and synergies from Absolute from the acquisition; the Absolute-NetMotion combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans will be successful as currently expected; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will meet its commitments under and remain in compliance with its term loan facility; future financing will be available to Absolute on favourable terms, if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its recent SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; and economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges.
Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described and referred to in the “Risk and Uncertainties” section of Absolute’s Q1 F2022 MD&A: that Absolute may not be able to accurately predict its rate of growth and profitability; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits and synergies; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; Absolute may fail to meet its commitments under or remain in compliance with its term loan facility, which could allow the lenders to accelerate the repayment of the debt; future financing that may be required may not be available on favourable terms; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s recent SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; that Absolute may reduce or eliminate its periodic dividend payments in the future; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; and risks related to economic and political uncertainty. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.
All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	September 30, 2021	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$55,509	$140,166
Short-term investments	360	360
Trade and other receivables	33,232	24,113
Income tax receivable	1,148	628
Prepaid expenses and other	6,456	5,802
Contract acquisition assets – current	8,544	8,253
	105,249	179,322
Property and equipment	6,039	4,629
Right-of-use assets	11,497	9,967
Deferred income tax assets	31,157	31,339
Contract acquisition assets	6,655	6,271
Intangible assets	131,009	—
Goodwill	236,402	1,100
Other assets	650	—
	$528,658	$232,628

Liabilities
Current liabilities:
Trade and other payables	$27,796	$34,116
Income tax payable	206	20
Lease liabilities – current	3,728	2,908
Long-term debt – current	1,671	—
Deferred revenue – current	108,642	93,303
	142,043	130,347
Lease liabilities	9,638	8,960
Long-term debt	265,443	—
Deferred revenue	70,444	66,879
Deferred income tax liability	23,547	—
	511,115	206,186
Shareholders’ Deficiency
Share capital	153,530	151,521
Equity reserve	46,705	46,489
Treasury shares	(264)	(264)
Accumulated other comprehensive income	(218)	188
Deficit	(182,210)	(171,492)
	17,543	26,442
	$528,658	$232,628

ABSOLUTE SOFTWARE CORPORATION
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended September 30,
	2021	2020
Revenue	$43,749	$28,496
Cost of revenue	8,515	3,400
Gross margin	35,234	25,096

Operating expenses
Sales and marketing	20,563	10,923
Research and development	10,273	5,448
General and administration	9,252	4,526
	40,088	20,897

Operating (loss) income	(4,854)	4,199

Other (expense) income
Interest income	1	25
Interest expense	(5,146)	(142)
Foreign exchange gain (loss)	14	(186)
	(5,131)	(303)

Net (loss) income before income taxes	(9,985)	3,896

Income tax recovery (expense)	2,417	(1,294)
Net (loss) income	$(7,568)	$2,602

Items that may be reclassified subsequently to profit or loss:
Unrealized (loss) gain on derivatives, net of tax	(355)	30
Foreign currency translation, net of tax	$(51)	$—
Total comprehensive (loss) income	$(7,974)	$2,632

Basic net (loss) income per common share	$(0.15)	$0.06
Diluted net (loss) income per common share	$(0.15)	$0.06

Weighted average number of common shares outstanding
Basic	49,672,518	42,626,572
Diluted	49,672,518	45,831,759

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Changes in Shareholders’ Deficiency (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued on stock option exercise	49,682	362	(66)	—	—	—	296
Shares issued under Employee Stock Ownership Plan ("ESOP")	30,508	166	—	—	—	—	166
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	113,960	625	(625)	—	—	—	—
Share-based compensation	—	—	2,061	—	—	—	2,061
Cash dividends	—	—	—	—	—	(2,580)	(2,580)
Unrealized gain on derivatives, net	—	—	—	—	30	—	30
Net income	—	—	—	—	—	2,602	2,602
Balance, September 30, 2020	42,729,645	$83,043	$39,894	$(264)	$30	$(163,190)	$(40,487)
Shares issued for cash	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,228)	—	—	—	—	(4,228)
Shares issued on stock option exercise	57,162	443	(83)	—	—	—	360
Shares issued under ESOP	37,581	347	—	—	—	—	347
Shares issued under PRSU	476,714	2,916	(4,156)	—	—	—	(1,240)
Share-based compensation	—	—	6,478	—	—	—	6,478
Cash dividends	—	—	—	—	—	(9,432)	(9,432)
Unrealized gain on derivatives, net	—	—	—	—	158	—	158
Tax deduction on share based compensation	—	—	4,356	—	—	—	4,356
Net income	—	—	—	—	—	1,130	1,130
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	21,050	143	(21)	—	—	—	122
Shares issued under ESOP	42,164	438	—	—	—	—	438
Shares issued under PRSU	183,528	1,496	(1,686)	—	—	—	(190)
Share-based compensation	—	—	3,937	—	—	—	3,937
Cash dividends	—	—	—	—	—	(3,150)	(3,150)
Unrealized loss on derivatives, net	—	—	—	—	(355)	—	(355)
Tax deduction on share issuance costs	—	(68)	—	—	—	—	(68)
Tax deduction on share based compensation	—	—	(2,014)	—	—	—	(2,014)
Foreign currency translation, net	—	—	—		(51)	—	(51)
Net loss	—	—	—	—	—	(7,568)	(7,568)
Balance, September 30, 2021	49,820,571	$153,530	$46,705	$(264)	$(218)	$(182,210)	$17,543

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended September 30,
	2021	2020
Cash from (used in):
Operating activities:
Net income (loss)	$(7,568)	$2,602
Items not involving cash:
Depreciation of property and equipment	877	866
Amortization of right-of-use assets	954	490
Amortization of acquired intangible assets	4,591	—
Amortization of contract acquisition assets	3,507	2,540
Share-based compensation	3,296	2,593
Deferred income taxes	(3,259)	516
Unrealized gain on short-term investments	—	(28)
Interest expense	5,081	—
Unrealized foreign exchange (gain) loss	(91)	157
Changes in non-cash operating working capital:
Trade and other receivables	2,391	5,045
Income tax receivable	(337)	(24)
Prepaid expenses and other	(931)	(1,530)
Contract acquisition assets	(4,183)	(2,840)
Trade and other payables	(8,454)	(1,296)
Income tax payable	74	(224)
Deferred revenue	3,415	5,840
Cash from (used in) operating activities	(637)	14,707

Investing activities:
Purchase of property and equipment	(198)	(946)
Proceeds from maturities of short-term investments	—	10,433
Acquisition of NetMotion	(341,699)	—
Cash from (used in) investing activities	(341,897)	9,487

Financing activities:
Dividends paid	(3,150)	(2,580)
Proceeds from exercise of stock options and ESOP	122	376
Tax remittances on share based compensation	(190)	—
Payment of lease liabilities	(963)	(461)
Proceeds from long-term debt, net of transaction costs	267,543	—
Principal repayment of long-term debt	(688)	—
Interest payment on long-term debt	(4,692)	—
Cash from (used in) financing activities	257,982	(2,665)

Foreign exchange effect on cash	(105)	40
(Decrease) increase in cash and cash equivalents	(84,657)	21,569
Cash and cash equivalents, beginning of period	140,166	29,727
Cash and cash equivalents, end of period	$55,509	$51,296

Selected Operating & Financial Metrics | Q1 F2022
USD Thousands, except per share data

	Q1 F2022 *	F2021	Q4 F2021	Q3 F2021	Q2 F2021	Q1 F2021
ARR
Total ARR	187,445	123,411	123,411	120,412	117,471	111,748
yoy growth	17.1%	13.9%	13.9%	18.7%	17.1%	12.7%
New Logo ARR	4,732	8,516	2,707	2,554	1,466	1,790
yoy growth	97.9%	25.8%	(22.3%)	168.2%	14.5%	69.7%
Net Dollar Retention	109%	106%	106%	110%	109%	105%
# of Active Endpoints	12,506	11,577	11,577	11,570	11,463	10,599
yoy growth	18.0%	16.8%	16.8%	18.3%	18.3%	10.2%
TOTAL ARR BY VERTICAL
Enterprise & Government	143,877	81,982	81,982	78,748	77,561	75,013
yoy growth	16.9%	10.7%	10.7%	11.5%	11.5%	11.9%
Education	43,569	41,429	41,429	41,664	39,910	36,736
yoy growth	17.8%	20.9%	20.9%	35.3%	29.8%	14.4%
TOTAL ARR BY GEOGRAPHY
North America	150,916	102,656	102,656	100,893	98,930	95,069
yoy growth	11.1%	9.7%	9.7%	14.9%	13.2%	9.7%
International	36,530	20,755	20,755	19,519	18,541	16,679
yoy growth	51.0%	40.5%	40.5%	42.8%	43.4%	34.1%

REVENUE
Total Adjusted Revenue	49,014
yoy growth	14.7%
Total Revenue	43,749	120,784	31,777	30,654	29,857	28,496
yoy growth	53.5%	15.4%	17.0%	17.6%	15.7%	11.1%
Recurring Revenue	42,383	117,048	30,838	29,696	28,924	27,591
% of revenue	96.9%	96.9%	97.0%	96.9%	96.9%	96.8%
yoy growth	53.6%	16.5%	19.0%	18.2%	16.3%	12.1%
Cloud Services	41,377	112,440	29,813	28,579	27,668	26,380
yoy growth	56.9%	16.7%	20.1%	18.7%	16.0%	11.8%
Managed Services	1,006	4,609	1,025	1,117	1,256	1,211
yoy growth	(16.9%)	10.4%	(7.3%)	16.5%	23.9%	21.0%
Other Revenue	1,366	3,736	940	958	933	905
% of revenue	3.1%	3.1%	3.0%	3.1%	3.1%	3.2%
yoy growth	50.8%	(10.2%)	(24.0%)	2.0%	(0.5%)	(13.7%)
Software License	176
yoy growth	100.0%
Other	1,190	3,736	940	958	933	905
yoy growth	31.5%	(10.2)%	(24.0)%	2.0%	(0.5)%	(13.7)%

OTHER METRICS
Adj. Gross Margin (non-IFRS)	43,908	106,863	27,781	26,918	26,646	25,518
Margin % **	90%	88%	87%	88%	89%	90%
Adj. EBITDA (non-IFRS)	12,801	31,867	7,977	7,693	8,049	8,148
Margin % **	26.1%	26.4%	25.1%	25.1%	27.0%	28.6%
Adj. EPS (non-IFRS) ***	0.09	0.46	0.12	0.11	0.11	0.13
Weighted avg # of shares outstanding - basic	49,673	47,132	49,534	49,334	48,983	42,627
Weighted avg # of shares outstanding - diluted	49,673	49,917	49,534	52,358	52,246	45,832
Effective Tax Rate	24.2%	14.3%	41.4%	24.4%	27.9%	33.2%
Cash From Operating Activities	(637)	46,836	11,443	7,276	13,410	14,707
yoy growth	(104%)	88%	(1%)	95%	517%	97%
Cash and Short Term Equivalents	55,869	140,526	140,526	132,730	131,984	58,241
yoy growth	(4%)	198%	198%	242%	242%	50%
Total Deferred Revenue	179,086	160,182	160,182	156,691	154,089	148,444
yoy growth	21%	12%	12%	23%	20%	14%

* Year over year growth for ARR metrics and Total Adjusted Revenue for Q1 F22 is calculated compared to an as-if combined basis for Q1 F21.
** Margin % is calculated as a percentage of Adjusted Revenue.

*** In Q1 F2022, we updated our definition of Adjusted EPS. Refer to reconciliation of Adjusted EPS for details. Adjusted EPS in comparative periods have been calculated based on the updated definition.
We define Non-IFRS earnings per share ("Adjusted EPS") as diluted earnings (loss) per share adjusted for foreign exchange gain or loss, depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission, restructuring or reorganization charges and post-retirement benefits and non-recurring items, and income tax effects related to the non-GAAP adjustments.
Adjusted EPS is not a standardized financial measure under IFRS and therefore it may not be comparable to similar measures presented by other issuers. We believe this metric provides useful information to investors and others in understanding and evaluating our operating results as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

Adjusted EPS (Non-IFRS) Reconciliation

	Q1 F2022	F2021	Q4 F2021	Q3 F2021	Q2 F2021	Q1 F2021
Diluted (loss) earnings per share	$(0.15)	$0.07	$(0.06)	$0.04	$0.04	$0.06
Adjustments:
Share-based compensation	0.06	0.21	0.04	0.06	0.05	0.06
Depreciation and amortization(1)	0.12	0.12	0.03	0.03	0.03	0.03
Fair value adjustments relating to acquired deferred revenue	0.10	—	—	—	—	—
Fair value adjustments relating to acquired deferred commission	(0.01)	—	—	—	—	—
Non-recurring items(2)	0.06	0.20	0.18	—	0.02	—
Income tax effects related to non-GAAP adjustments(3)	(0.09)	(0.14)	(0.07)	(0.02)	(0.03)	(0.02)
Adjusted EPS	$0.09	$0.46	$0.12	$0.11	$0.11	$0.13
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Non-recurring items in Q1 F2022 includes professional fees and other costs relating to the acquisition of NetMotion, and integration related costs.
(3)Income tax effects related to non-GAAP adjustments is calculated based on the Company’s statutory tax rate of 27%.
Diluted weighted average number of Common Shares outstanding for Adjusted EPS for Q1 F2022 and Q1 F2021 is presented below.

	Q1 F2022	Q1 F2021
Basic weighted average number of common shares outstanding	49,672,518	42,626,572
Effect of dilutive securities:
Stock Option	337,796	352,108
PSU	1,139,978	756,368
RSU	1,732,989	2,096,712
Diluted weighted average number of common shares outstanding	52,883,281	45,831,759